Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

January 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated January 29, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: January 29, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Press release

The Hague – January 29, 2013

Aegon strengthens Romanian position with addition of Eureko’s life and pension business in Romania

Aegon announces that it will take over Eureko’s life insurance and pension business in Romania, further strengthening Aegon’s position in the Central and Eastern European region. Eureko is fully owned by Achmea.

Aegon has been active in Romania since 2007 and also has operations in Hungary, Poland, the Czech Republic, Slovakia and Turkey. Moreover, Aegon recently announced its entrance into Ukraine with the acquisition of the fifth largest life insurance company in the country.

The transaction is expected to close in the second half of 2013, pending regulatory approval. Eureko’s Romanian life insurance portfolio and pension fund business will be integrated into the operations of Aegon Romania.

Following the transaction, Aegon Romania will become the country’s third largest pension provider, with approximately 650,000 pension fund members, and its life insurance portfolio will become one of the ten largest in the country.

Gábor Kepecs, CEO of Aegon CEE and a Member of Aegon’s Management Board, said: “Given the increasing demand for life insurance and pension-related products and services in Romania and throughout the Central and Eastern European region, we are determined to extend Aegon’s recognized expertise to serve the developing need. The addition of Eureko’s Romanian life insurance portfolio and pension fund business will significantly strengthen our position and ability to provide reliable long-term financial solutions for a growing customer base.”

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31(0) 70 344 8956	+ 31(0) 70 344 8305
gcc@aegon.com	ir@aegon.com

DISCLAIMER

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ABOUT AEGON

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 25,000 people and have nearly 47 million customers across the globe. Further information: aegon.com.